Mail Stop 4561

	June 27, 2006

James Yeatman
President and Chief Executive Officer
Consolidated Oil & Gas, Inc.
316 Main Street, Suite L
Humble, TX 77338

Re:	Consolidated Oil & Gas, Inc.
	Form 10-SB
	Amendment No. 3 filed June 20, 2006
	File No. 0-51667

Dear Mr. Yeatman:

      We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We have referred your response to prior comment 1 to the Division of Market Regulation for review and we may have further comments. In addition, please tell us whether the finders who receive commissions for referrals of other investors to the company are acting as "brokers" as that term is defined under Section 3(a)(4) of the Securities Exchange Act of 1934. Please provide a detailed analysis of your conclusions under the federal securities laws rather than under state law. Refer also to Rule 3a4-1 of the Exchange Act.

Interim Results - 1st Quarter 2006 compared with 1st Quarter 2005, page 6
2. It is unclear from your response to previous comment 3 how the "more expensive" drilling projects contribute to an increase in revenue for the period.

Recent Sales of Unregistered Securities, page 27
3. We note your response to our prior comment 8. Please revise to disclose the information included in your response. In addition, please revise the chart to separate the number and value of shares sold for cash versus the number and value of shares given in exchange for certain stockholder`s assistance in getting the company started on projects as mentioned in your response. Please clarify whether the value of the shares issued to these individuals with their working interest purchase was equal to the amount of seed capital they contributed to the company.

*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Direct any questions regarding the accounting comments to Wilson
Lee at (202) 551-3468, or Jorge Bonilla, at (202) 551-3414.
Direct
any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3780.



Sincerely,



Karen J. Garnett
Assistant Director

cc (via facsimile):	Doug Newman, CFO
			Consolidated Oil & Gas, Inc.






James Yeatman
Consolidated Oil & Gas, Inc.
June 27, 2006
Page 3